          Articles of Association of Tian Yuan

          Tian Yuan is governed by its Articles of Association, as amended from time to time, the current version of which (the “TY Articles”) is dated in July 2004.

          Basic Information about Tian Yuan

          Tian Yuan is a wholly foreign-owned enterprise formed as a limited liability company with its legal address located at 13F Foreign Trade Plaza, No. 75 West Jinzhu Road, Lhasa, Tibet. Highland holds 100% of the registered capital of Tian Yuan. Tian Yuan is liable for all of its debts to the extent of all of its assets; provided, however, Highland shall be held liable to the extent of the registered capital of Tian Yuan that has been subscribed by Highland but not contributed to Tian Yuan. Tian Yuan is a legal person under PRC law and is subject to its jurisdiction and enjoys the protection of Chinese laws and regulations.

          Corporate Objectives and Business Scope

          Tian Yuan’s general corporate objectives are to enhance economic cooperation and increase economic benefits, introduce advanced and relevant technology, scientific operation and management methods, improve production efficiency, strengthen its competitiveness and bring satisfactory economic profit to its equity interest holders. Tian Yuan’s business scope of operations is limited, however, to the risk exploration of non-petroleum mineral resources in the Rikaze area in the Tibet Autonomous Region. In the event that Tian Yuan desires to modify its business scope, it must seek unanimous approval from its Board of Directors (“TY Board”) to amend the TY Articles and obtain approval and registration from the relevant Chinese authorities.

          Registered Capital

          The registered capital of Tian Yuan is RMB 1,270,000 and the total amount of investment in Tian Yuan is RMB 1,800,000. Tian Yuan may not reduce the amount of its registered capital and any increase or transfer of its registered capital requires the unanimous approval of the TY Board and approval and registration from the relevant Chinese authorities. After each contribution is made by an equity interest holder of Tian Yuan to its registered capital, a capital verification report must be issued by a certified public accountant registered in China and filed with the local Administration of Industry and Commerce, and a capital contribution certificate based on such report shall be delivered to the equity interest holder.

          Board of Directors

          The TY Board consists of five directors including one Chairman and four other directors, with the Chairman serving as the legal representative of Tian Yuan. Highland, as the sole equity interest holder of Tian Yuan, is entitled to appoint all of the directors to the TY Board. Each director is appointed to a four year term and may serve consecutive terms if re-appointed by Highland. Highland is entitled to remove or replace any director at any time upon written notice to the TY Board and the relevant Chinese authorities.

          The TY Board decides on all major matters relating to Tian Yuan, which require the affirmative vote of a majority of the directors; provided, however, that the following matters require unanimous approval of the TY Board: (1) amendments to the TY Articles, (2) termination or dissolution of Tian Yuan, (3) increase of or transfer to a non-affiliate of Tian Yuan’s registered capital, or (4) merger of Tian Yuan with other legal entities. All directors are entitled to one vote.

          The TY Board must convene a meeting at least once a year. Additional meetings may be convened at the request of one-third of the directors. Any director unable to participate in person at a meeting is entitled to appoint a proxy to represent him or her at such meeting and to vote on his or her behalf. There are no restrictions on the venue of any TY Board meeting and the Chairman of the TY Board shall determine the date, time, venue or agenda of such meetings. Notice of any TY Board meeting shall be sent by the Chairman to the directors not less than twenty-one days prior to such meeting and all directors shall send written confirmation within seven days after receipt of such notice. TY Board meetings may be convened on shorter notice with the unanimous consent of the directors. Two-thirds of the directors must be present at any TY Board meeting in order to establish quorum. Minutes of any TY Board meeting shall be prepared in Chinese and English and signed by the Chairman, and shall be distributed to all directors within fourteen days following the meeting. Any expenses incurred by directors in connection with attendance at a TY Board meeting shall be paid by Tian Yuan, while all other expenses incurred by directors to fulfill their duties as directors of the TY Board shall be paid by Highland.

          Management Organization

          Tian Yuan shall have one General Manager who is responsible to and shall act in accordance with the instructions of the TY Board. The General Manager shall be appointed by Highland for a term of four years. The duties of the General Manager consist of overseeing the management structure and the day-to-day management affairs of Tian Yuan. The General Manager shall develop the management structure and the functions of Tian Yuan’s internal departments, subject to the TY Board’s confirmation.

          Finance, Accounting and Auditing

          The financial and accounting system of Tian Yuan shall be formulated in accordance with the laws and regulations of China concerning the financial and accounting system of foreign-invested enterprises and the existing financial and accounting policies of Highland. The fiscal year of Tian Yuan shall begin on January 1 and end on December 31 of the same year. Tian Yuan has adopted Renminbi as its accounting base currency along with internationally accepted principles of accrual basis accounting and the debit and credit method for bookkeeping. All financial statements and other accounting documents prepared by Tian Yuan shall be in Chinese. Tian Yuan shall maintain both foreign exchange and Renminbi accounts at banks that are authorized to operate in China and has the discretion to open foreign exchange bank accounts with financial institutions outside of China upon receiving approval from the State Administration on Foreign Exchange.

          Within three months after the end of each fiscal year, a balance sheet and income statement for the previous fiscal year shall be prepared and audited and submitted to the TY Board for approval. The financial statements shall be audited by an international firm of certified accountants registered in China and appointed by Tian Yuan. Highland also shall have the right to appoint an independent, qualified expert to conduct an audit of Tian Yuan, with such incurred expenses to be paid by Highland. The approval of such audited financial statements shall be conducted at the next meeting of the TY Board.

          Tax, Insurance and Foreign Exchange

          Tian Yuan is obligated to pay all income and other taxes in accordance with the laws and regulations of China on taxation for foreign-invested enterprises; provided, however, Tian Yuan may apply for applicable preferential tax treatment under the relevant tax rules and regulations of China on the encouragement of foreign investment. Employees of Tian Yuan are obligated to pay personal income tax on wages earned in accordance with the laws and regulations of China on personal income tax. Tian Yuan also is obligated to obtain business insurance from an insurance company located in China, with such types, amounts, terms and conditions of coverage as determined by the TY Board. All foreign exchange matters of Tian Yuan shall be handled in accordance with the relevant rules and regulations of China on foreign exchange control, and Tian Yuan shall be responsible for maintaining the balance of its foreign exchange payments.

          Profits and Loss

          In general, profits of Tian Yuan cannot be distributed until losses of prior fiscal years have been recovered through current profits. However, undistributed profits from prior fiscal years may be distributed with profits in any current fiscal year. Additional restrictions exist on the distribution of profits. For example, Tian Yuan is obligated to allocate at least 10% of its after-tax net profits each fiscal year to certain reserve funds for the benefit of enterprise development and the bonus and welfare of its employees until the total amount allocated to such reserve funds equals fifty percent of its registered capital. After the maximum reserve allocation has been satisfied, Tian Yuan then may distribute profits to Highland once each year. The plan and amount of profit distribution shall be determined within three months after the end of each fiscal year. Any profits distributed to Highland shall be paid in freely exchangeable currency and shall be freely remitted to Highland.

          Employees and Labor Union

          Subject to the relevant Chinese laws and regulations on labor management for foreign-invested enterprises, the recruitment, employment, dismissal, resignation, wages, welfare benefits, labor insurance, labor protection and discipline of employees shall be determined at the sole discretion of Tian Yuan. Tian Yuan may impose sanctions, warnings, demotions and wage reductions if an employee violates the rules or labor discipline of Tian Yuan, and in serious instances, such employee may be dismissed with the decision of dismissal filed with the local labor authority. Employee benefits such as welfare, bonuses, labor protection and labor insurance must be stipulated in the rules of Tian Yuan so as to ensure employees will be subject to normal working conditions.

          Employees of Tian Yuan are entitled to establish a labor union and conduct activities in accordance with the Labor Union Law of China. A labor union established under this law is entitled to supervise the performance and satisfaction of any union employee’s employment contract. Tian Yuan must allocate funds to the labor union on a monthly basis and the labor union must use such funds in accordance with the Administrative Measures on Labor Union Funds as stipulated by the All China Federation of Labor Unions.

          Term, Termination and Liquidation

          The term of existence of Tian Yuan is thirty years commencing on the date on which its business license was originally issued. The term may be extended by applying in writing for approval with the relevant Chinese authorities no later than one hundred eighty days prior to the expiration of the current term. Such an extension must be approved unanimously by the TY Board and registered with the relevant registration authorities.

          Highland may terminate and liquidate Tian Yuan subject to approval from the relevant Chinese authorities, in any of the following circumstances:

          1. Highland becomes insolvent or is unable to continue its operations; 2. Tian Yuan is ordered by the Chinese authorities to wind-up;

          3. Tian Yuan is unable to borrow sufficient funds to continue its operations or is required to sell its assets in order to repay debts;

          4. Tian Yuan suffers substantial annual deficits that in the opinion of Highland constitute sufficient reason for termination;

          5. Highland, for any reason whatsoever, believes that Tian Yuan will not reach its business objectives as described in the TY Articles; or

          6. Within one hundred eighty days after the occurrence of a force majeure event that has a material adverse impact on Tian Yuan’s operations, Tian Yuan is unable to reach a resolution of such event.

          At the expiration or termination of Tian Yuan, a public announcement shall be made and liquidation of its assets shall be carried out by the TY Board, which shall form a liquidation committee to carry out the liquidation process. The liquidation committee is charged with identifying Tian Yuan’s assets and liabilities, including the preparation of a balance sheet, and formulating a liquidation plan. The liquidation committee shall represent Tian Yuan in any legal proceedings instituted by third parties against Tian Yuan. Proceeds from the liquidation of assets of Tian Yuan shall be applied equally to repay Tian Yuan’s debts and any expenses incurred and remuneration due to the liquidation committee members. Upon satisfaction of all outstanding debts of Tian Yuan, the liquidation committee shall return all remaining assets to Highland. Moreover, the liquidation committee shall submit the accounting records, documents and a report related to the liquidation for filing with the relevant Chinese authorities, cancel its registration with the relevant Chinese authorities, return its business license and make a public announcement to such effect.